UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Ardelyx, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

039697107

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 039697107	13D	Page 2 of 11 Pages

Item 1.	Security and Issuer.

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D amends and restates the statement on Schedule 13D originally filed on July 1, 2014, Amendment No. 1 thereto filed on December 18, 2014, Amendment No. 2 thereto filed on June 15, 2015, Amendment No. 3 thereto filed on January 21, 2016, Amendment No. 4 thereto filed on July 28, 2016, Amendment No. 5 thereto filed on June 5, 2018 and Amendment No. 6 thereto filed on June 18, 2020 relating to the common stock, $.0001 par value (the “Common Stock”) of Ardelyx, Inc. (the “Issuer”) having its principal executive office at 400 Fifth Avenue, Suite 210, Waltham, Massachusetts, 02451.

Certain terms used but not defined in this Amendment No. 7 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto).

Item 2.	Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 12, Limited Partnership (“NEA 12”), New Enterprise Associates 15, L.P. (“NEA 15”) and NEA 15 Opportunity Fund, L.P. (“NEA 15-OF” and, collectively with NEA 12 and NEA 15, the “Funds”);

(b) NEA Partners 12, Limited Partnership (“NEA Partners 12”), which is the sole general partner of NEA 12; NEA Partners 15, L.P. (“NEA Partners 15”), which is the sole general partner of NEA 15; NEA Partners 15-OF, L.P. (“NEA Partners 15-OF” and, collectively with NEA Partners 12 and NEA Partners 15, the “GPLPs”), which is the sole general partner of NEA 15-OF; NEA 12 GP, LLC (“NEA 12 LLC”), which is the sole general partner of NEA Partners 12; NEA 15 GP, LLC (“NEA 15 LLC” and, collectively with the GPLPs and NEA 12 LLC, the “Control Entities”), which is the sole general partner of NEA Partners 15 and NEA Partners 15-OF; and

(c) Forest Baskett (“Baskett”), Anthony A. Florence, Jr. (“Florence”), Patrick J. Kerins (“Kerins”), Mohamad H. Makhzoumi (“Makhzoumi”), Scott D. Sandell (“Sandell”) and Peter W. Sonsini (“Sonsini”) (together, the “Managers”) and Joshua Makower (“Makower”).

Baskett and Sandell (the “Dual Managers”) are managers of NEA 12 LLC and NEA 15 LLC. Kerins is a manager of NEA 12 LLC. Florence, Makhzoumi and Sonsini are managers of NEA 15 LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of the Funds, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815. The address of the principal business office of Baskett, Makhzoumi and Sonsini is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

The principal business of the Funds is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 12 is to act as the sole general partner of NEA 12. The principal business of NEA Partners 15 is to act as the sole general partner of NEA 15. The principal business of NEA Partners 15-OF is to act as the sole general partner of NEA 15-OF. The principal business of NEA 12 LLC is to act as the sole general partner of NEA Partners 12. The principal business of NEA 15 LLC is to act as the sole general partner of NEA Partners 15 and NEA Partners 15-OF. The principal business of each of the Dual Managers is to manage the Control Entities, the Funds and a number of affiliated partnerships with similar businesses. The principal business of Kerins is to manage NEA 12 LLC, NEA Partners 12, NEA 12 and a number of affiliated partnerships with similar businesses. The principal business of each of Florence, Makhzoumi and Sonsini is to manage NEA 15 LLC, NEA Partners 15, NEA Partners 15-OF, NEA 15, NEA 15-OF and a number of affiliated partnerships with similar businesses.

CUSIP No. 039697107	13D	Page 3 of 11 Pages

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each Fund and each GPLP is a limited partnership organized under the laws of the State of Delaware. NEA 12 LLC and NEA 15 LLC are limited liability companies organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

Each of the Reporting Persons has ceased to own beneficially five percent (5%) or more of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 039697107	13D	Page 4 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 29th day of December, 2021.

NEW ENTERPRISE ASSOCIATES 12, Limited Partnership

By:              NEA PARTNERS 12, Limited Partnership

General Partner

By:      NEA 12 GP, LLC

General Partner

By:                          *

Scott D. Sandell

Manager

NEA PARTNERS 12, Limited Partnership

By:	NEA 12 GP, LLC

General Partner

By:                           *

Scott D. Sandell

Manager

NEA 12 GP, LLC

By:                                   *

    Scott D. Sandell

    Manager

                            *

Forest Baskett

                            *

Patrick J. Kerins

                            *

Scott D. Sandell

CUSIP No. 039697107	13D	Page 5 of 11 Pages

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:              NEA PARTNERS 15, L.P.
                     General Partner

                    By:      NEA 15 GP, LLC
                                  General Partner

By:                                *

     Louis S. Citron

     Chief Legal Officer

NEA PARTNERS 15, L.P.

By:             NEA 15 GP, LLC
                    General Partner

By:                                    *

            Louis S. Citron

            Chief Legal Officer

NEA 15 Opportunity Fund, L.P.

By:             NEA PARTNERS 15-OF, L.P.
                    General Partner

                    By:     NEA 15 GP, LLC
                                General Partner

By:                          *

     Louis S. Citron

     Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:             NEA 15 GP, LLC
                    General Partner

By:                                    *

            Louis S. Citron

            Chief Legal Officer

NEA 15 GP, LLC

By:                                    *

            Louis S. Citron

            Chief Legal Officer

CUSIP No. 039697107	13D	Page 6 of 11 Pages

                            *

Forest Baskett

                            *

Anthony A. Florence, Jr.

                            *

Mohamad H. Makhzoumi

                            *

Joshua Makower

                            *

Scott D. Sandell

                            *

Peter W. Sonsini

          */s/ Sasha O. Keough

Sasha O. Keough

As attorney-in-fact

This Amendment No. 7 to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 039697107	13D	Page 7 of 11 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Ardelyx, Inc.

EXECUTED this 29th day of December, 2021.

NEW ENTERPRISE ASSOCIATES 12, Limited Partnership

By:              NEA PARTNERS 12, Limited Partnership

General Partner

By:      NEA 12 GP, LLC

General Partner

By:                          *

Scott D. Sandell

Manager

NEA PARTNERS 12, Limited Partnership

By:	NEA 12 GP, LLC

General Partner

By:                                   *

    Scott D. Sandell

    Manager

NEA 12 GP, LLC

By:                                   *

    Scott D. Sandell

    Manager

                            *

Forest Baskett

                            *

Patrick J. Kerins

                            *

Scott D. Sandell

CUSIP No. 039697107	13D	Page 8 of 11 Pages

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:             NEA PARTNERS 15, L.P.
                    General Partner

                    By:     NEA 15 GP, LLC
                                General Partner

By:                                *

     Louis S. Citron

     Chief Legal Officer

NEA PARTNERS 15, L.P.

By:             NEA 15 GP, LLC
                    General Partner

By:                                    *

            Louis S. Citron

            Chief Legal Officer

NEA 15 Opportunity Fund, L.P.

By:             NEA PARTNERS 15-OF, L.P.
                    General Partner

                    By:     NEA 15 GP, LLC
                                General Partner

By:                          *

     Louis S. Citron

     Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:              NEA 15 GP, LLC
                    General Partner

By:                                    *

            Louis S. Citron

            Chief Legal Officer

NEA 15 GP, LLC

By:                                    *

            Louis S. Citron

            Chief Legal Officer

CUSIP No. 039697107	13D	Page 9 of 11 Pages

                            *

Forest Baskett

                            *

Anthony A. Florence, Jr.

                            *

Mohamad H. Makhzoumi

                            *

Joshua Makower

                            *

Scott D. Sandell

                            *

Peter W. Sonsini

          */s/ Sasha O. Keough

Sasha O. Keough

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 039697107	13D	Page 10 of 11 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 039697107	13D	Page 11 of 11 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang